UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Energy XXI Ltd

(Exact name of registrant as specified in its charter)

BERMUDA	98-0499286
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Canon’s Court, 22 Victoria Street, P.O. Box HM

1179, Hamilton HM EX, Bermuda

(Address of principal executive offices)(Zip Code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	NASDAQ

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

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Item 1. Description of the Registrant’s Securities to Be Registered.

The Board of Directors (the “Board”) of Energy XXI Ltd, a Bermuda exempted company (the “Company”), declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding common shares, $0.005 par value per share (“Common Shares”). The dividend will be paid to the shareholders of record at the close of business on February 26, 2016 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of the Company’s Series C Junior Participating Preferred Shares (the “Preferred Shares”) at a price of $2.82 (the “Exercise Price”), subject to certain adjustments. The description and terms of the Rights are set forth in the Rights Agreement dated as of February 15, 2016 (the “Rights Agreement”) between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

The purpose of the Rights Agreement is to diminish the risk that the Company’s ability to use its net operating losses and certain other tax assets (collectively, “Tax Benefits”) to reduce potential future federal income tax obligations would become subject to limitations by reason of the Company experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Code”). A company generally experiences such an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Tax Code, increases by more than 50 percentage points over a rolling three-year period. The Rights Agreement is designed to reduce the likelihood that the Company will experience an ownership change under Section 382 of the Tax Code by (i) discouraging any person or group from becoming a 4.9% shareholder and (ii) discouraging any existing 4.9% shareholder from acquiring additional shares of the Company’s stock.

The Rights will not be exercisable until the earlier to occur of (i) the tenth business day following a public announcement or filing that a person has, or group of affiliated or associated persons or persons acting in concert have, become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons or persons acting in concert who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of the Company’s outstanding Common Shares, subject to certain exceptions or (ii) the tenth business day (or such other date as may be determined by action of the Board prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act, are treated as beneficial ownership of the number of Common Shares equivalent to the economic exposure created by the derivative position, to the extent actual Common Shares are directly or indirectly held by counterparties to the derivatives contracts.

With respect to certificates representing Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates for Common Shares registered in the names of the holders thereof, and not by separate Rights Certificates, as described further below. With respect to book entry Common Shares outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Shares. Until the earlier of the Distribution Date and the Expiration Date, as described below, the transfer of any Common Shares outstanding on the Record Date will also constitute the transfer of the Rights associated with such Common Shares. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such Right Certificates alone will evidence the Rights.

The Rights, which are not exercisable until the Distribution Date, will expire prior to the earliest of (i) February 15, 2019 or such later day as may be established by the Board prior to the expiration of the Rights, provided that the extension is submitted to the Company’s shareholders for ratification at the next annual meeting of shareholders of the Company succeeding such extension; (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement; (iv) the time at which the Rights are terminated upon the occurrence of certain transactions; (v) the close of business on February 15, 2017 if approval by the shareholders of the Company of the Rights Agreement has not been obtained on or prior to the close of business on February 15, 2017; (vi) the close of business on the effective date of the repeal of Section 382 of the Tax Code, if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of Tax Benefits; and (vii) the close of business on the first day of a taxable year of the Company to which the Board determines that no Tax Benefits are available to be carried forward, (the earliest of (i), (ii), (iii), (iv), (v), (vi) and (vii) is referred to as the “Expiration Date”).

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Each Preferred Share will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) an amount equal to 1,000 times the dividend declared per Common Share. Each Preferred Share will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. In the event of any merger, consolidation or other transaction in which Common Shares are converted or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share.

The Exercise Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split, reverse stock split, stock dividends and other similar transactions.

In the event that, after a person or a group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction, or 50% or more of the Company’s assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company having a market value at the time of that transaction equal to two times the Exercise Price.

With certain exceptions, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Share on the trading day immediately prior to the date of exercise.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition of beneficial ownership by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board, at its option, may exchange each Right (other than Rights owned by such person or group of affiliated or associated persons which will have become void), in whole or in part, at an exchange ratio of two Common Shares per outstanding Right (subject to adjustment).

At any time before any person or group of affiliated or associated persons becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to certain adjustments) (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.

Immediately upon the action of the Board electing to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Board may amend or supplement the Rights Agreement without the approval of any holders of Rights, including, without limitation, in order to (i) cure any ambiguity, (ii) correct inconsistent provisions, (iii) alter time period provisions or (iv) make additional changes to the Rights Agreement that the Board deems necessary or desirable. However, from and after any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights.

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The Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.

In connection with the adoption of the Rights Agreement, the Board approved a Certificate of Designations of Series C Junior Participating Preferred Stock (the “Certificate of Designations”). The Certificate of Designations is filed with the Secretary of State of the State of Delaware. The description of the Certificate of Designations herein does not purport to be complete and is qualified in its entirety by Exhibit 3.1, which is incorporated herein by reference.

Item 2. Exhibits.

Exhibit Number	Description
3.1	Certificate of Designations of Series C Junior Participating Preferred Shares of Energy XXI Ltd (incorporated by reference to Exhibit 3.1 of Energy XXI Ltd’s Current Report on Form 8-K dated February 16, 2016).

4.1	Rights Agreement dated as of February 15, 2016 between Energy XXI Ltd, as the Company, and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of Energy XXI Ltd’s Current Report on Form 8-K dated February 16, 2016).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Energy XXI Ltd

Date: February 16, 2016	By:	/s/ John D. Schiller, Jr.
	Name: Title:	John D. Schiller, Jr. President & Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Designations of Series C Junior Participating Preferred Shares of Energy XXI Ltd (incorporated by reference to Exhibit 3.1 of Energy XXI Ltd’s Current Report on Form 8-K dated February 16, 2016).

4.1	Rights Agreement dated as of February 15, 2016 between Energy XXI Ltd, as the Company, and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of Energy XXI Ltd’s Current Report on Form 8-K dated February 16, 2016).

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